EXHIBIT 99.1

Northern Dynasty: USACE Updates the Pebble Permitting Process in Light of the EPA Veto

April 16, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") and 100%-owned U.S.- based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) have been advised by the US Army Corps of Engineers (“USACE”) that, after months of successive delays, the USACE has declined to engage in the remand process related to the November 25, 2020 denial of a permit application for the Pebble Project, citing the U.S. Environmental Protection Agency’s (“EPA”) intervening veto of the development at Pebble.

After the November 25, 2020, denial of the permit application for the Pebble Project, a separate division of the USACE remanded the denial decision back to the USACE Alaska District on April 25, 2023, after an administrative review found numerous errors with the denial decision.  Today, after several requests for extensions, the USACE has announced that it has declined to engage in the remand process altogether. The USACE reasoning is due to the EPA veto, which effectively prevents them from altering their decision while that veto is in place. On March 15, 2024, we announced we were filing an appeal of the EPA veto in Federal District Court in Alaska, and the State of Alaska filed its action against the veto on April 11, 2024.

We are reviewing the decision of the USACE not to engage in the remand process and are evaluating appropriate next steps regarding today’s announcement. It is worth noting that the USACE decision is without prejudice and not based on the merits of the many technical issues raised in our appeal.

Ron Thiessen, CEO of the Northern Dynasty, stated “This decision by the USACE exposes the fatal vulnerability of EPA’s veto of the Pebble project. The EPA veto rests extensively on findings made in the USACE permit denial, which is itself flawed as pointed out in the Remand Order. The USACE itself, during its own administrative review process, avoided affirming its permit denial, ordering instead a remand to address some of the erroneous findings which are then relied upon by the EPA in its veto.  This is because a number of these critical findings were contradicted by the administrative record.”

Mr. Thiessen continued, “This leaves them with an unsupportable federal bureaucratic position: The EPA veto rests upon USACE findings in its permit denial which were rebuked by its own internal administrative review; and now USACE refuses to address the critical flaws its own permit denial decision as ordered by its own administrative review because EPA has vetoed the project. We are confident the courts in our existing case against EPA will see through this illogical and contorted rationale and overturn the EPA veto, concluding that the EPA veto rests upon critical conclusions in the USACE permit denial which the USACE has now refused to address on remand. Our litigation against the EPA veto was made much stronger today by the USACE decision not to engage in the remand process as it was ordered to do so by its own administrative review.”

Mr. Thiessen concluded, “So the path forward is unchanged. Our primary focus remains on removing the EPA veto, either through federal government action or through our existing legal proceedings in conjunction with the State of Alaska. Once the veto is cleared, it opens the way for us to re-engage with the USACE.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

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For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, including the USACE remand decision and the EPA’s Final Determination described above, development and production for the Pebble Project are forward-looking statements. Such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the USACE remand decision and EPA’s Final Determination.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2023, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2023 as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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